November 18, 2010
Via EDGAR
Kathryn McHale, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BancorpSouth, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 15, 2010 File No. 001-12991
Dear Ms. McHale:
     Set forth below are the Company’s supplemental responses to certain of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 29, 2010 with respect to the above-referenced filing.
     For your convenience, the text of each of the Staff’s applicable comments is set forth in italics below, followed in each case by our response, which serves as a supplement to our response to the corresponding comment that was included in our original response letter, dated August 19, 2010 (the “Letter”).
Long-Term Incentive Compensation, page 26 of Definitive Proxy Statement on Schedule 14A
10. Please tell us what the specific performance goals were that were established for the 2008 through 2009 performance period. Please also tell us what levels of performance were actually achieved. We note the disclosure that the awards were not earned because the performance goals established for the awards were not met during the performance period. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Kathryn McHale
November 18, 2010

Response:
     In response to the Staff’s comment, in future filings, beginning with our definitive proxy statement on Schedule 14A in connection with our annual meeting of shareholders to be held in 2011, we hereby undertake to disclose performance goals for performance share awards with respect to completed performance periods. We intend to include disclosure substantially similar to that provided in our response to item 8 in the Letter.
Impact of Revised Financial Statements for the Year Ended December 31, 2009, page 30 of Definitive Proxy Statement on Schedule 14A
11. We note the disclosure that the committee has “factored the overpayments made with respect to the 2009 cash incentive bonus awards in its deliberations for 2010 compensation awards and adjustments.” Please tell us in greater detail how the 2009 overpayments influenced 2010 compensation decisions.
Response:
     As described in our definitive proxy statement filed with the Commission on March 26, 2010 under the section entitled “Compensation Discussion and Analysis — Impact of Revised Financial Statements for the Year Ended December 31, 2009,” the aggregate difference between our net income for the year ended December 31, 2009 as reported in the Annual Report on Form 10-K, filed with the Commission on March 15, 2010, compared to the amount reported in our preliminary unaudited financial results, as furnished in the Current Report on Form 8-K filed with the Commission on January 22, 2010, was $21.6 million. Our Executive Compensation and Stock Incentive Committee incorporated this difference by increasing the previously established performance goals for 2010 that relate to net income. In particular, with respect to the “Overall BancorpSouth Performance Criteria” that govern a portion of the cash incentive bonus awarded under our Executive Performance Incentive Plan and Home Office Incentive Plan, as outlined in our response to item 8 in the Letter, the return on average equity performance goal for 2010 was increased proportionately to account for the net income adjustment. The return on average equity performance goal serves as a potential disqualifier for the “Overall BancorpSouth Performance Criteria,” such that if the threshold amount for this goal, as adjusted, is not attained for 2010, then no cash incentive bonus will be awarded with respect to this criteria. Further, with respect to the “System-wide Community Bank Performance Criteria,” the pre-tax net income and non-interest income performance goals for 2010 were increased appropriately to account for the net income adjustment. Neither of these goals serve as a potential disqualifier for this criteria and both are weighted in calculating the related cash incentive bonus, as set forth in our response to item 8 in the Letter. Therefore, a cash incentive bonus may be awarded under the “System-wide Community Bank Performance Criteria” if other of the performance goals under this criteria are met for 2010. Lastly, with respect to the “Lines of Business Performance Criterion,” the net pre-tax income performance goal for 2010 was increased appropriately to account for the net income adjustment. Because the net pre-tax income is the only performance goal for this criterion, it serves as a potential disqualifier if the threshold amount, as adjusted, is not reached for 2010.
* * *

Kathryn McHale
November 18, 2010

As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (662) 680-2422, or our legal counsel on this matter, Marlee Mitchell at (615) 850-8943 or David Wilson at (615) 850-8586.

Sincerely,
/s/ Aubrey B. Patterson
Aubrey B. Patterson
Chairman of the Board and Chief Executive Officer

Enclosure

cc:	E. Marlee Mitchell, Esq. David G. Wilson, Esq.